UNITED STATES

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 15-15D

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-222974

RenovaCare, Inc.
(Exact name of registrant as speciﬁed in its charter)

9375 E. Shea Blvd., Suite 107-A Scottsdale, Arizona 85260 Telephone: 888-398-0202
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive ofﬁces)

Common Stock, $0.00001 par value per share
(Title of each class of securities covered by this Form)

____________________________________________________________
(Titles of all other classes of securities for which a duty to ﬁle reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to ﬁle reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☒
Rule 15d-6	☐

Approximate number of holders of record as of the certiﬁcation or notice date: 370

Pursuant to the requirements of the Securities Exchange Act of 1934, RenovaCare, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: December 30, 2022	By:	/s/ Harmel S. Rayat
Name: Harmel S. Rayat
Title: Chief Executive Officer